880 Carillon Parkway St. Petersburg, Florida 33716 800.521.1195 | carillontower.com

March 22, 2019
VIA EDGAR
Mr. Ken Ellington
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, DC 20549
Re:	Carillon Series Trust (File Nos. 033-57986 and 811-07470) Responses to SEC Comments – Sarbanes-Oxley Review

Dear Mr. Ellington:
The following are the responses of Carillon Series Trust (the “Registrant”) to the comments received from you by telephone on February 27, 2019, regarding the examinations of the public filings of the Registrant and its series (each, a “Fund” and collectively, the “Funds”), for the fiscal year reporting period ended October 31, 2018.  Your comments and the Registrants’ responses are set forth below.  The Registrant believes that the responses below fully address all of the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”).
1.
Performance Summary and Commentary:  Carillon Cougar Tactical Allocation Fund.  The Fund compares its performance in the “Growth of a $100,000 investment from 12/31/15 to 10/31/18” graph to that of a blended index, which is comprised of 60% Bloomberg Barclays U.S. Aggregate Bond Index and 40% MSCI All Country World Index.  Please explain how this benchmark index meets the definition of “an appropriate broad-based securities market index.”  See Form N-1A, Item 4(b)(2)(iii) and Item 27(b)(7)(ii)(B), Instruction 5.  The Staff notes that a blended benchmark may be used as a secondary index.  See Form N-1A, Item 27(b)(7)(ii)(B), Instruction 6.

The Registrant is not aware of any guidance from the SEC or the SEC Staff indicating that that a blended index cannot represent an “appropriate broad-based securities market index” as that term is used in Form N-1A.  The Registrant also believes that the blended benchmark index is more reflective of the market for the principal investments of the Fund than a non-blended index and, therefore, consistent with SEC guidance.
Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administrated by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.”  The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and

Securities and Exchange Commission
March 22, 2019

risks relative to the market.”1  In rejecting the proposed use of peer group comparisons for all funds, the SEC stated that “[t]he index comparison requirement is designed to show how much value the management of the fund added by showing whether the fund ‘out-performed’ or ‘under-performed’ the market, and not so much whether one fund ‘out-performed’ another.”2  The SEC also has stated that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an index “would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”3
Early guidance on the meaning of an “appropriate broad-based securities market index” comes from SEC statements in 1972 in the context of Section 205(b) of the Investment Advisers Act of 1940, as amended (“Advisers Act”).  Specifically, the SEC stated:
In determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company.  For example, for investment companies that invest in a broad range of common stocks, a broadly based market value weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not.  For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly based market value weighted index ordinarily would be considered appropriate.  Of course, if an investment company invests in a particular type of security an index which measures the performance of another particular type of security would be inappropriate.4 (emphasis added)
With respect to the ability of a fund to select a broad-based index, the SEC stated that use of an “appropriate securities index” consistent with Section 205(b) of the Advisers Act would give a fund a considerable degree of flexibility to select an index that it believes best reflects the market in which the fund invests.  In some cases, of course, there will not be an index available that encompasses the types of securities in which the fund invests.  Nonetheless, a broad market index could always be used to

1            Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-23064 (Mar. 13, 1998).

2            Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Release No. IC-19382 (Apr. 6, 1993).

3            Id.

4            Factors to be Considered in Connection with Investment Advisory Contracts Containing Incentive Fee Arrangements, SEC Release Nos. IA-315, IC-7113 (Apr. 6, 1972).

Securities and Exchange Commission
March 22, 2019

serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period.5 (emphasis added)
The Registrant believes that the use of a blended benchmark index complies with the requirements of Form N-1A and the SEC guidance cited above.  Mutual funds are increasingly using diverse investment strategies which, at times, have multiple distinct components and asset classes with various weightings.  As a result, a fund’s strategy may have a higher degree of correlation with a blended index than a more commonly used broad-based index.  In this regard, the Registrant notes that the Fund’s blended benchmark index consists of a fixed ratio of component indexes that are intended to reflect the market for each distinct portion of the Fund, which has investment exposure to multiple distinct asset classes through its underlying fund investments.  As such, the blended index provides investors with a more appropriate and useful basis for evaluating the Fund’s performance and risks relative to the markets in which the Fund invests, consistent with Form N-1A requirements and SEC guidance.
The constituent component indexes of the Fund’s blended index are the Bloomberg Barclays U.S. Aggregate Bond Index and the MSCI All Country World Index, two well-known, widely-published indices that are themselves “appropriate broad-based market indexes.”  Consistent with Form N-1A requirements, the blended index reflects the markets in which the Fund principally invests, and is not “composed of securities of firms in a particular industry or group of related industries.”  Furthermore, each component index individually, and the blended index, is calculated and administered by an organization that is not an affiliated person of the Fund, its investment adviser or principal underwriter. Furthermore, the Registrant believes that the Fund’s blended index, when considered as a whole, represents a sufficiently broad segment of the securities market that it constitutes a “broad-based securities market index.”
The Registrant notes that other fund complexes use a custom blended benchmark index as the “broad-based securities market index” for funds registered on Form N-1A.  The Registrant believes that such blended indexes are often used across the mutual fund industry because they are more reflective of the market for the principal investments of such funds than available non-blended indexes.  This comparison is consistent with the SEC’s stated purpose of including return information for a broad-based securities market index.
Moreover, consistent with the SEC’s guidance that a fund should have “a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests,” the Registrant believes that deference to the Fund’s determination that its blended benchmark index is an “appropriate broad-based securities market index” is appropriate.

5            Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

Securities and Exchange Commission
March 22, 2019

2.
Investment Portfolios:  Carillon ClariVest International Stock Fund.  As of October 31, 2018, more than 25% of the Fund’s net assets were invested in Japanese issuers.  However, the most recent prospectus does not include disclosure in the Fund’s strategies and risks regarding investments in Japan.  Please explain to the Staff supplementally why investing in Japanese issuers has not been included as a principal strategy and principal risk of the Fund.

The Registrant will include disclosure regarding investments in Japanese issuers in the principal investment strategies and principal risks for the Carillon ClariVest International Stock Fund in the next prospectus supplement or annual registration statement update.

3.
Investment Portfolios:  Carillon Scout Small Cap Fund and Carillon Eagle Small Cap Growth Fund.  As of October 31, 2018, 32.2% of the net assets of the Carillon Scout Small Cap Fund, and 29.5% of the net assets of the Carillon Eagle Small Cap Growth Fund, were invested in issuers in the health care sector.  Sector risk should be disclosed in a Fund’s prospectus if a significant percentage of a Fund’s net assets (for example, greater than 25%) are invested in a single sector and the Fund consistently focuses in that sector (for example, for a period of three or more years).  Please explain why the identification of the health care sector, including the strategies and risks associated with investments in that sector, is not disclosed in the summary prospectus.

Carillon Tower Advisers, Inc. reviews each Fund’s portfolio holdings in connection with the annual update to the Fund’s prospectus.  Each Fund disclosed sector risk, including the specific risks of investments in the health care sector, as a principal risk in its March 1, 2019 summary and statutory prospectus.

4.
Investment Portfolios:  Carillon Cougar Tactical Allocation Fund.  The Fund invests a significant percentage of its assets in the iShares Core S&P 500 ETF.  Please add disclosure to the financial statements informing shareholders how to obtain a copy of the underlying fund’s financial statements (for example, by visiting www.sec.gov).

The Registrant will add disclosure in the financial statements informing a shareholder how they may obtain a copy of an underlying fund’s financial statements in future filings.

5.
Statements of Operations.  Please disclose the dollar amount of foreign withholding taxes.  Foreign withholding taxes should be deducted from the relevant income item and disclosed parenthetically or shown as a separate contra item in the income section.  See ASC 946-225-45-3.

The Registrant currently discloses the dollar amount of foreign withholding taxes in a footnote to the Funds’ statements of operations.  As discussed with the Staff, this format is used for typesetting purposes.  The Registrant will consider revising the statement of operations to disclose foreign withholding taxes in the statements of operations, rather than a footnote, in future financial statements.

Securities and Exchange Commission
March 22, 2019

6.
Financial Highlights:  Carillon Reams Unconstrained Bond Fund.  The Fund invests approximately 70% of its portfolio in U.S. Treasuries and discloses a high portfolio turnover rate.  Please advise the Staff supplementally whether the Fund engages in treasury roll transactions and, if so, confirm that the Fund’s portfolio turnover rate includes treasury roll and to be announced (“TBA”) transactions.

The Fund does not engage in treasury roll transactions.  However, the Fund does engage in TBA transactions with respect to Federal National Mortgage Association securities.  The Registrant confirms that the Fund’s portfolio turnover rate includes TBA transactions.

7.
Notes to Financial Statements.  The Staff notes that the Carillon Cougar Tactical Allocation Fund appears to be a fund of funds.  Please include in Note 1 to the Financial Statements a general description of the Fund’s structure.  See ASC 946-235-50-5.

The Registrant will include a general description of the Fund’s structure in the notes to the financial statements in future filings.

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If you have any questions regarding the matters discussed above, please feel free to call me at (727) 567-3526.
Sincerely,

/s/ Susan L. Walzer
Susan L. Walzer Principal Executive Officer

cc:	J. Cooper Abbott Daniel R. Dzibinski Carolyn K. Gill Carillon Tower Advisers, Inc.